Via EDGAR

December 8, 2025

Ms. Anu Dubey

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tax-Free Fixed Income Fund IV for Puerto Rico Residents, Inc., File No. 811-23678

Dear Ms. Dubey:

On behalf of our client, Tax-Free Fixed Income Fund IV for Puerto Rico Residents, Inc. (the “Fund”), set forth below are responses to oral comments received over the telephone from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on December 1, 2025 with respect to the preliminary proxy statement filed on November 24, 2025 by the Fund with the Commission under cover of Schedule 14A as form type PREC 14A (the “Preliminary Proxy Statement”).

For your convenience, each response is prefaced by a paraphrasing of the Staff’s corresponding comment in bold, italicized text.

1.	Item 22(c) of Schedule 14a requires that if action is to be taken with respect to an investment advisory contract, the proxy statement must include the information included therein.

Response: The Fund respectfully acknowledges the Staff’s comment.

In such regard, the Fund represents that the Preliminary Proxy Statement complies with the information requirements contained in such Item 22(c).

2.	Please disclose the date of the investment contract with UBS Asset Managers of Puerto Rico (“UBSAMPR”), a division of UBS Trust Company of Puerto Rico (the “UBS Investment Contract”) as well as the date last submitted for a vote by the Fund’s holders of Common Stock, including the purpose of such submission.

Response: The Fund respectfully acknowledges the Staff’s comment.

The UBS Investment Contract was initially executed as of March 31, 2005. It was amended and restated as of May 12, 2021, upon registration of the Fund pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), to conform the terms and conditions thereof with the 1940 Act. Prior to its initial offering of common stock, on or about March 17, 2005, the Fund issued 10,000 shares of its common stock to its sponsor UBS Financial Services Incorporated of Puerto Rico (“UBSFSPR”), in exchange for $100,000. At such time, UBSFSPR as holder of the totality of the Fund’s shares of Common Stock approved of the UBS Investment Contract. Disclosure to such effect has been included in the revised Preliminary Proxy Statement.

Ms. Anu Dubey December 8, 2025 Page 2

3.	Disclose the aggregate amount of UBSAMPR's fee and the amount and purpose of any other material payments by the Fund to UBSAMPR or any affiliated person of the investment adviser, during the last fiscal year of the Fund.

Response: The Fund respectfully acknowledges the Staff’s comment and has revised the Preliminary Proxy Statement to incorporate this request.

The UBS Investment Contract contemplates an advisory fee payable to UBSAMPR in an amount not to exceed 0.75% of the Fund’s average weekly gross assets (including assets purchased with the proceeds of leverage). For the fiscal year ended March 31, 2025, investment advisory fees amounted to $1,054,788, equivalent to 0.75% of the Fund’s average weekly gross assets. UBSAMPR voluntarily waived investment advisory fees in the amount of $703,192, for a net fee of $351,596.

UBS Trust Company of Puerto Rico (“UBSTCPR”) also provides administrative, custody, and transfer agency services pursuant to administration, custody, and transfer agency, registrar, and shareholder servicing agreements, respectively. UBSTCPR has engaged JP Morgan Chase Bank, N.A., to act as the sub-custodian of the Fund. UBSTCPR provides facilities and personnel to the Fund for the performance of its administration duties. The administration agreement and transfer agency, registrar, and shareholder servicing agreement fees do not exceed 0.15% and 0.05%, respectively, of the Fund’s average weekly gross assets. The custody fees are solely sub-custodian costs and out-of-pocket expense reimbursements. For the fiscal year ended March 31, 2025, the administrative, custody, and transfer agency services fee amounted to $247,511. The administrator, custodian, and transfer agent voluntarily waived service fees in the amount of $70,458, for a net fee of $177,053.

4.	Disclose if the UBS Investment Contract was terminated or not renewed for any reason, state the date of such termination or non-renewal, identify the parties involved, and describe the circumstances of such termination or non-renewal.

Response: The Fund respectfully acknowledges the Staff’s comment and has revised the Preliminary Proxy Statement to incorporate this request.

In furtherance of a shareholder proposal to terminate UBSAMPR effective as of May 20, 2025, UBSAMPR served as investment adviser to the Fund through July 19, 2025. On July 20, 2025, a new interim investment advisory agreement (the “Advisory Agreement”) was entered into by the Fund and Atlas Asset Management LLC (“Atlas”). Pursuant to the Advisory Agreement, and subject to the oversight of the Board, the Fund receives investment advisory services in exchange for a fee.

Ms. Anu Dubey December 8, 2025 Page 3

5.	Disclose the name, address and principal occupation of the principal executive officer and each director or general partner of Atlas.

Response: The Fund respectfully acknowledges the Staff’s comment and has revised the Preliminary Proxy Statement to incorporate this request.

Mr. Paul X. Hogood Morales is the principal executive officer of Atlas. His address is Attn: Ana Suarez, Buchanan Office Center, 40 Carr 165, Suite 201, Guaynabo, Puerto Rico 00968, and his principal occupation is president and portfolio manager of Atlas. Atlas is a Puerto Rico limited liability company, and its sole member is Mr. Hopgood. The firm’s Chief Compliance Officer is Mrs. Ana Rosa Suarez Pesante.

6.	Disclose the names and addresses of all parents of Atlas and show the basis of control of Atlas and each parent by its immediate parent of Atlas.

Response: The Fund respectfully acknowledges the Staff’s comment and confirms that Atlas has no parent entities and its wholly owned by its sole member.

7.	Disclose if a change in the investment advisory fee is sought, state: (i) the aggregate amount of the investment adviser's fee during the last year; (ii) the amount that the adviser would have received had the proposed fee been in effect; and (iii) the difference between the aggregate amounts stated in response to paragraphs (i) and (ii), as a percentage of the amount stated in response to paragraph (i.

Response: The Fund respectfully acknowledges the Staff’s comment and has revised the Preliminary Proxy Statement to incorporate this request.

The primary difference between the UBS Investment Contract and the new Atlas investment contract is the decrease in the management fee from 0.75% of the Fund’s gross assets to 0.25% of the Fund’s net assets. For the period from December 1, 2024, through November 30, 2025, investment advisory fees in the amount of $316,962.31 were paid to UBS, equivalent to 0.25% of weekly gross assets and net of voluntary fee waivers in the amount of $629,578.37 (contractually stipulated fee for UBS for such time period amounted to $946,540.68). Were the Atlas investment advisory fee to have been in effect for such period of time, it would have amounted to $274,969.46, resulting in a difference of 70.95% (percentage does not consider fee waivers) and 13.25% (percentage considers fee waivers).

8.	Disclose the material factors and the conclusions with respect thereto that form the basis for the recommendation of the Board of Directors that the Fund’s shareholders approve the new Atlas investment contract, specifically whether the Fund’s Board of Directors considered economies of scale and comparison data.

Response: The Fund respectfully acknowledges the Staff’s comment and has revised the Preliminary Proxy Statement to incorporate this request.

The Fund respectfully submits that the disclosure in the Preliminary Proxy Statement indicates that the Board of Directors considered multiple factors, including material factors disclosed in the Preliminary Proxy Statement. In light of the Staff’s comment, the Preliminary Proxy Statement has been revised to include a discussion of the Board of Director’s consideration of economies of scale and comparison of services and fees, which we also discuss below.

Ms. Anu Dubey December 8, 2025 Page 4

The Board of Directors did consider whether there are economies of scale with respect to the Fund. Specifically, the Board of Directors considered the current size of the Fund and the fact that shares of the Fund are not currently being sold to investors. Accordingly, the Board of Directors determined that the Fund was not likely to achieve economies of scale under the current circumstances.

The Board of Directors also considered comparisons of the services to be rendered to the Fund and the amounts to be paid under the new Atlas investment contract. Specifically, the Board of Directors considered the services to be provided under the new Atlas investment contract compared to the services provided under the UBS Investment Contract. In addition, the Board considered the fee to be charged under the new Atlas investment contract relative to the fee charged under the UBS Investment Contract and also considered information provided by Atlas regarding fees it charges to other registered investment company clients. The Board of Directors also noted in its review that it considered investment advisory fees of other comparable registered investment companies in connection with the renewal of the UBS Investment Contract earlier this year and, while not dispositive, considered that information to still be of relevance in considering the new Atlas investment contract.

9.	Confirm whether ownership information of shares of the Fund’s common stock for Ocean Capital LLC as of July 9, 2025, is the most recent information available.

Response: The Fund respectfully acknowledges the Staff’s comment. The Fund hereby confirms that the ownership information reported in the Preliminary Proxy Statement is the most recent information available, as reflected in the SEC’s EDGAR platform. The most recent Schedule 13D was filed by Ocean Capital LLC as of July 11, 2025.

Please direct any questions that you may have with respect to the foregoing or any requests for supplemental information by the Staff to José C. Sánchez-Castro, Esq. at telephone number (787) 620-6745 or email address jsanchez@sanchezlrv.com.

Very truly yours,

/s/ José C. Sánchez-Castro
José C. Sánchez-Castro